UNAUDITED					Jan - Dec 15	Jan - Apr 16	TOTAL
	Ordinary Income/Expense						
		Expense					
			Advertising and Promotion				
				Advertising	653.78	5,561.54	6,215.32
				Design Expense	335.04	15.75	350.79
				Promotional Items	528.76	0.00	528.76
			Total Advertising and Promotion		1,517.58	5,577.29	7,094.87
			Automobile Expense				
				Gas/Fuel	1,119.43	182.86	1,302.29
				Parking & Tolls	49.47	35.20	84.67
				Automobile Expense - Other	103	0	103
			Total Automobile Expense		1,271.90	218.06	1,489.96
			Bank Service Charges		28	0.00	28.00
			Business Licenses & Fees		225.00	0	225
			Conferences & Events		459.24	0	459.24
			Contract Services		13,199.83	400.00	13,599.83
			Dues and Subscriptions		25.00	9.99	34.99
			Facility Expenses				
				Office Expenses	854.54	1,140.77	1,995.31
				Office Meals	9,748.89	3,008.82	12,757.71
				Office Supplies	2,216.25	2,716.41	4,932.66
				Rent Expense	3,690.00	18,550.00	22,240.00
			Total Facility Expenses		16,509.68	25,416.00	41,925.68
			Insurance Expense		632.46	302.97	935.43
			Payroll Expenses				
				Employer Taxes	0.00	6,276.09	6,276.09
				FSA Contributions	0	-1,400.00	-1,400.00
				Payroll Processing Fees	0.00	41.00	41.00
				Salaries & Wages	0.00	56,079.48	56,079.48
			Total Payroll Expenses		0.00	60,996.57	60,996.57
			Printing and Reproduction		325.82	163.13	488.95
			Professional Fees				
				Accounting	0.00	451.95	451.95
				Legal Services	14,651.00	514	15,165.00
			Total Professional Fees		14,651.00	965.95	15,616.95
			Recruiting Expenses				
				Relocation Expenses	10,797.89	0	10,797.89

			Total Recruiting Expenses	10,797.89	0.00	10,797.89
			Research & Development	37,330.73	4,752.29	42,083.02
			Taxes			
			County	0.00	361	361
			Franchise Fees	0.00	2,000.00	2,000.00
			Total Taxes	0.00	2,361.00	2,361.00
			Technical Expenses			
			Domain Expenses	30.34	56.88	87.22
			IT Services	0.00	83.2	83.20
			Server & Hosting	24.99	99.96	124.95
			Software Subscriptions	3,356.22	2,867.97	6,224.19
			Total Technical Expenses	3,411.55	3,108.01	6,519.56
			Telecommunication Expenses			
			Telephone	1,470.40	1,781.40	3,251.80
			Total Telecommunication Expenses	1,470.40	1,781.40	3,251.80
			Travel Expense			
			Airfare	3,890.53	0	3,890.53
			Ground Transportation	3,541.09	490.23	4,031.32
			Hotels & Lodging	830.5	0	830.5
			Per Diem	80,985.00	0.00	80,985.00
			Total Travel Expense	89,247.12	490.23	89,737.35
		Total Expense		191,103.20	106,542.89	297,646.09
	Net Ordinary Income			-191,103.20	-106,542.89	-297,646.09
	Other Income/Expense					
		Other Expense				
			Interest Expense	1,547.58	0	1,547.58
		Total Other Expense		1,547.58	0	1,547.58
	Net Other Income			-1,547.58	0	-1,547.58
Net Income				-192,650.78	-106,542.89	-299,193.67

UNAUDITED			12/31/2015	4/30/2016			
ASSETS							
	Current Assets						
		Checking/Savings					
			FRB Checking (1442)	208,960.92	88,884.77		
		Total Checking/Savings	208,960.92	88,884.77			
		Other Current Assets					
			Security Deposits	50	11,750.00		
		Total Other Current Assets	50	11,750.00			
	Total Current Assets		209,010.92	100,634.77			
	Fixed Assets						
		Accumulated Depreciation	-816.38	-1,526.82			
		Computers & Equipment					
			Computer Hardware	1,522.82	1,522.82		
			Computer Software	5,533.98	5,533.98		
			Displays & Fixtures	2,159.21	2,159.21		
			Furniture and Equipment	1,000.00	1,000.00		
		Total Computers & Equipment	10,216.01	10,216.01			
	Total Fixed Assets		9,399.63	8,689.19			
TOTAL ASSETS			218,410.55	109,323.96			
LIABILITIES & EQUITY							
	Liabilitie						
		Current Liabilities					
			Accounts Payable				
				Accounts Payable	13,155.34	7,350.00	
			Total Accounts Payable	13,155.34	7,350.00	
			Other Current Liabilities				
				Accrued Interest	1,547.58	1,547.58	
				Unearned Revenue	0	1,861.64	
			Total Other Current Liabilities	1,547.58	3,409.22	
		Total Current Liabilities	14,702.92	10,759.22			
		Long Term Liabilities					
			SAFE Note	220,000.00	230,000.00		
			Shareholder Loan				
				Alexandre	27,142.00	27,142.00	
				Martin	29,133.49	20,533.49	
			Total Shareholder Loan	56,275.49	47,675.49	
			YC Safe Note	100,000.00	100,000.00		
		Total Long Term Liabilities	376,275.49	377,675.49			
	Total Liabilities		390,978.41	388,434.71			
	Equit						
		APIC	19,994.00	19,994.00			

	Common Stock	88.92	88.92		
	Retained Earnings	0	-192,650.78		
	Net Income	-192,650.78	-106,542.89		
	Total Equity	-172,567.86	-279,110.75		
TOTAL LIABILITIES & EQUITY		218,410.55	109,323.96		

1. The financial information contained in these statements has not been subject to an audit and therefore no assurance is provided regarding the accuracy or completeness of these statements. These statements could contain material departures from GAAP. They have been prepared using management's best efforts and good faith in the accuracy of the information. No representation is made as to the sufficiency of this information for the intended purpose of the users or any other purposes. All financial information contained herein is solely the responsiblity of management.

2. No taxes have been filed or paid since inception.

3. Security Deposit represents security deposit for the office space.

4. Shareholder loan represents Research and Development and Contractor expenses paid by the founders on behalf of the company.

5. Accrued Interest represents 2.75% accrued on the balance of shareholder loans as of 12/31/15 in accordance with the IRS AFR rat

UNAUDITED					
				Jan - Dec 15	Jan - Apr 16
		OPERATING ACTIVITIES			
			Net Income	-191,103.20	-166,542.89
			Adjustments to reconcile Net Income		
			to net cash provided by operations:		
			Accounts Receivable	0	0
			Inventory Asset	0	0
			Prepaid Expenses	0	0
			Security Deposits	-50	-11,700.00
			Accounts Payable	13,155.34	-5,805.34
			Accrued Wages Payable	0	51,400.00
			Payroll Liabilities	0	0
			Unearned Revenue	0	979.3
		Net cash provided by Operating Activities		-177,997.86	-131,668.93
		INVESTING ACTIVITIES			
			Accumulated Depreciation	816.38	710.44
			Computers & Equipment	0	0
			Computers & Equipment:Computer H	-1,522.82	0
			Computers & Equipment:Computer S	-5,533.98	0
			Computers & Equipment:Displays & F	-2,159.21	0
			Computers & Equipment:Furniture an	-1,000.00	0
		Net cash provided by Investing Activities		-9,399.63	710.44
		FINANCING ACTIVITIES			
			SAFE Note	220,000.00	10,000.00
			Shareholder Loan	0	0
			Shareholder Loan:Alexandre	27,142.00	0
			Shareholder Loan:Martin	29,133.49	0
			YC Safe Note	100,000.00	0
			APIC	14,000.00	0
			Capital Stock	0	0
			Common Stock	6,082.92	0
			Opening Balance Equity	0.00	0.00
			Retained Earnings	0.00	0.00
		Net cash provided by Financing Activities		396,358.41	10,000.00
	Net cash increase for period			208,960.92	-120,958.49
	Cash at beginning of period			0	208,960.92
Cash at end of period				208,960.92	88,002.43

Unaudited Financials

	Prior fiscal year:	Most recent fiscal year:
Total Assets:	218,410.55	109,323.96
Cash & Cash E	208,960.92	88,884.77
Accounts Recei	0.00	0.00
Short-term Debt	14,702.92	10,759.22
Long-term Debt:	376,275.49	377,675.49
Revenues/Sale	0.00	0.00
Cost of Goods	0.00	0.00
Taxes Paid:	0	0
Net Income:	-192,650.78	-106,542.89

1. The financial information contained in these statements has not been subject to an audit and therefore no assurance is provided regarding the accuracy or completeness of these statements. These statements could contain material departures from GAAP. They have been prepared using management's best efforts and good faith in the accuracy of the information. No representation is made as to the sufficiency of this information for the intended purpose of the users or any other purposes. All financial information contained herein is solely the responsiblity of management.

2. No taxes have been filed or paid since inception.

3. Security Deposit represents security deposit for the office space.

4. Shareholder loan represents Research and Development and Contractor expenses paid by the founders on behalf of the company.

5. Accrued Interest represents 2.75% accrued on the balance of shareholder loans as of 12/31/15 in accordance with the IRS AFR rates

A crowdfunding investment involves a risk. You should not invest any funds in this offering unless you can afford to lose your entire investment

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

[1] A crowdfunding investment involves a risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.